Exhibit (a)(5)(cliv)

PeopleSoft Frequently Asked Questions	[GRAPHIC]

OVERVIEW

Q: What incentive does Oracle have to keep PeopleSoft customers happy?

A: Oracle has every incentive to ensure PeopleSoft customers are happy and satisfied because Oracle wants the opportunity to sell them more products and services. This includes selling additional seats and modules of products they now have, other business applications in areas they haven’t purchased, infrastructure software such as databases and application servers, and services such as Oracle On Demand. We can’t do this if PeopleSoft customers aren’t content, and we will do everything in our power to ensure they are.

Q: Why has Oracle decided not to actively market the PeopleSoft products?

A: Oracle decided not to actively market PeopleSoft products because it helps avoid confusion in the market and puts development resources into building a single product that incorporates the best features from both companies. By focusing on one product vision, we will provide higher levels of innovation and lower prices because we eliminate duplication that diverts focus and resources from our customers.

However, this will not come at the expense of providing support for PeopleSoft customers. Because we are not spending funds on marketing to capture new customers, Oracle will be better situated to redirect maintenance revenue into supporting existing customers. On a net basis, customers will see a greater investment in research and development and a higher level of support.

Q: Can I continue to purchase additional PeopleSoft software after the acquisition?

A: Yes. Customers can continue to purchase additional applications, modules, and seats without restriction.

PRODUCT MAINTENANCE AND SUPPORT

Q: What types of product maintenance and support will Oracle provide to PeopleSoft customers, and how often will it provide them?

A: Improvements to the PeopleSoft product line will continue. Product support will include defect corrections as they arise, regular product enhancements such as new reports or functionality, and certain regulatory updates. Our intention is to provide updates that are consistent with what customers have experienced in the past.

Q: Will Oracle support customers running IBM DB2, Microsoft SQL Server, or other relational databases with the PeopleSoft product line?

A: Yes. We currently support customers running a broad range of non-Oracle products, so we have experience working with competitors’ products to solve customer problems. We will work with other database vendors to provide support to PeopleSoft customers. Keeping PeopleSoft customers happy is vital to the success of this transaction.

Q: Will Oracle finish developing PeopleSoft modules in the process of completion?

A: Oracle intends to protect and increase the value of your PeopleSoft investments through ongoing enhancements and maintenance. Once Oracle acquires PeopleSoft, we will evaluate all new projects in various stages of development. We expect to meet with PeopleSoft customer user groups to discuss and prioritize these activities. Until then, we do not have enough information to comment on any specific projects in process.

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PeopleSoft Frequently Asked Questions

Q: How will Oracle ensure a smooth support migration during the transition if the acquisition occurs?

A: Oracle expects to dedicate significant resources to ensure that customers experience no disruption during the transition process after the acquisition. We intend to be in constant communication with customers, both directly and through customer advisory boards. Furthermore, Oracle will focus on retaining the support and development personnel critical to maintaining high customer satisfaction. Because Oracle has a vastly larger organization, we have the skills and size to accommodate the acquisition and ensure uninterrupted service.

Q: Will Oracle provide On Demand applications management services for the PeopleSoft product line?

A: Yes. Oracle intends to treat the PeopleSoft product line like any other Oracle product. Our hope is to prepare certified configurations and build the necessary infrastructure to host those products at Oracle. We already provide innovative, world-class On Demand applications management services to hundreds of companies internationally. Unlike most software companies, we consistently invest in our On Demand business and believe it is strategic to our future. Our applications management operations represent best practices in the industry, and provide the lowest cost of ownership for customers.

PRODUCT UPGRADES

Q: What major future upgrades will Oracle offer customers?

A: The most significant architectural upgrade, akin to what PeopleSoft customers experienced moving from PeopleSoft version 7 to version 8, would be to an Oracle infrastructure—a single database with a single data schema built on Oracle. This next-generation Oracle E-Business Suite product will be a superset that incorporates the features and capabilities of the PeopleSoft products customers find most valuable. The next-generation superset would run on the Oracle infrastructure, ensuring that the applications have the full advantage of the benefits of a single underlying platform.

There will be no charge to PeopleSoft customers for this next-generation product superset as a module-for-module exchange as long as the customers are current on maintenance. This will be included as part of the value delivered for the customer’s maintenance fees. It will be the customer’s choice to upgrade when it makes sound business sense relative to the value they receive from the future product’s features and capabilities.

Q: Has Oracle identified the set of PeopleSoft modules to be included in the product superset?

A: Oracle has not yet been able to perform a detailed analysis of these features with PeopleSoft. We are aware of certain modules in the PeopleSoft product line that Oracle either decided not to build or had yet to be incorporated because they were still in the planning stages.

Q: How will Oracle make the upgrade to the product superset smoother?

A: This is an issue for customers whether they are moving from PeopleSoft version 7 to version 8, or from one applications vendor to another. Oracle recognizes this continuing challenge in the software industry. We have done an enormous amount of research and development work within the company to make upgrading Oracle products smoother and more efficient. We plan to devote significant resources to building automation scripts to isolate the data and customizations and make the upgrade to the next-generation product superset as straightforward as possible.

Q: Will services be included as part of the upgrade?

A: Although implementation and other services are not complimentary, we expect to aggressively drive down the costs associated with the upgrade through robust automated migration scripts and tools we develop after the transaction closes. It is important to note that normally consulting resources are required on any enterprise application upgrade, whether they are between releases from a single vendor or multiple vendors. The amount of consulting resources required largely depends on the degree of customization around the old versions. The good news is that implementing Oracle applications requires less consulting each year as the technology improves and consultants become more experienced.

PeopleSoft Frequently Asked Questions

J. D. EDWARDS PRODUCT LINE

Q: How will the former J.D. Edwards product line be treated under the acquisition?

A: Given the small amount of information PeopleSoft management has shared publicly regarding its plans for the former J.D. Edwards’ products, Oracle is at a disadvantage until we understand what PeopleSoft itself has done and therefore not in a position to provide a detailed product roadmap as hoped. Former J.D. Edwards customers are clearly asking these same questions of PeopleSoft, but we believe they have received no definitive answers. Indeed, PeopleSoft has severed ties with Quest International Users Group, the independent user group for PeopleSoft World and EnterpriseOne users.

Once we are able to meet with PeopleSoft and clarify the current situation, Oracle will be prepared to discuss publicly the ongoing support and maintenance plans for the former J.D. Edwards product line. We hope to be able to offer a similar level of ongoing product support and maintenance to former J.D. Edwards customers, as well as offering the same free module-for-module exchange to the Oracle applications product superset along with Oracle database licenses for the applications.

Q: Will Oracle support the former J.D. Edwards applications running on the IBM iSeries hardware platform?

A: Yes, though IBM cooperation will be required.

PARTNER RELATIONSHIPS

Q: As a PeopleSoft customer, what will happen to my partner relationships?

A: Partners are important to any successful enterprise software company. Oracle has sought to embrace the partner community focused on PeopleSoft products. Many of these partners are already our partners. Over time, partners believe the acquisition will create more opportunities. Until the acquisition closes, we expect your partners to fulfill your requirements. Indeed, we have contacted them and advised them to do so. This is in the best interest of customers regardless of whether we acquire PeopleSoft.

PROCESS QUESTIONS

Q: What are the next steps in the PeopleSoft acquisition process?

A: Oracle hopes the ruling by the United States District Court, Northern District of California soon leads to discussions with PeopleSoft’s board of directors. We are also hopeful we will receive timely clearance for the acquisition from the remaining antitrust authorities reviewing the transaction, including the European Commission.

Q: Do you expect the Department of Justice to appeal the verdict?

A: Based on the lengthy trial and careful deliberation by the United States District Court, Northern District of California, we expect the verdict will stand on its own, and we hope all parties abide by this independent judicial ruling. However, the Department of Justice has the option of appealing the verdict and must do so within 60 days of the court’s entry of judgment.

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